Exhibit 1.9

State of Delaware

Secretary of State

Division of Corporations

Delivered 04:48 PM 09/20/2007

FILED 04:48 PM 09/20/2007
SRV 071037634 - 4426900 FILE

CERTIFICATE OF INCORPORATION

OF

VIDEOTRON US INC.

FIRST: The name of the corporation is Videotron US Inc. (the “Corporation”).

SECOND: The registered office of the Corporation in the State of Delaware is located at Suite 1410, The Nemours Building, 1007 Orange Street, County of New Castle, Wilmington, Delaware 19801. The Registered Agent of the Corporation at such address is Delaware Incorporators & Registration Service, LLC.

THIRD: The nature of the business or purposes to be conducted or oriented is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock the Corporation shall have the authority to issue is Ten Thousand (10,000) shares, of which Nine Thousand (9,000) shall be designated Common Stock, par value $1.00, and One Thousand (1,000) shall be designated Preferred Stock without par value.

The preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares as Preferred Stock are:

A.                                    Rank. The Preferred Stock will rank with respect to dividend rights and rights on liquidation, winding up and dissolution senior to the Common Stock. Any distribution made pursuant to dividend rights or rights on liquidation, winding up, or dissolution will be made to the holders of the Corporation’s securities in accordance with the relative priorities set forth above.

B.                                    Dividends.

General Obligation. When and as declared by the Corporation’s Board of Directors and to the extent permitted under the DGCL, the Corporation will pay an annual dividend of 9% of the Liquidation Value (as defined in Section C) on each share of Preferred Stock (a “Share”).

Dividends upon Preferred Stock will be non-cumulative, whether or not in any fiscal year there shall be net income or surplus available for the payment of dividends in such fiscal year, so that if in any fiscal year or years, dividends in whole or in part are not paid upon Preferred Stock, unpaid dividends shall not accumulate, so that no sums in any later years shall be paid to the holders of the Preferred Stock with respect to any prior year or years when dividends were not paid, and so that in no event shall the holders of the Preferred Stock receive dividends of more than 9% in any fiscal year.

C.                                    Liquidation.  The Liquidation Value, in relation to each Share, shall be $100.00.  Upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary), each holder of Preferred Stock will be entitled to be paid before any distribution or payment is made upon any Common Stock, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder (plus any declared and unpaid dividends thereon). Upon such payment, the holders of Preferred Stock will not be entitled to receive any further payment from the Corporation. If upon any such liquidation, dissolution or winding up of the Corporation the Corporation’s assets to be distributed among the holders of Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid under this Section C, then the entire assets available to be distributed to the Corporation’s stockholders will be distributed pro rata among the holders of the Preferred Stock based upon the aggregate Liquidation Value (plus any declared and unpaid dividends) of the Preferred Stock held by each such holder. Neither the consolidation or merger of the Corporation into or with any other entity or entities (whether or not the Corporation is the surviving entity), nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation nor any other form of recapitalization, dissolution or winding up of the Corporation will be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section C.

D.                                         Redemption. To the extent permitted under the DGCL, the Preferred Stock shall be redeemable at the Liquidation Value (plus any declared and unpaid dividends) at any time at the discretion of the Corporation.

E.                                      Voting Rights. Except as otherwise may be required by the DGCL, the holders of Preferred Stock will not be entitled to notice of any meeting of the stockholders of the Corporation and will not be entitled to vote, together with any other stockholders or as a separate class, on any matter to be voted on by the Corporation’s stockholders.

FIFTH: The name and mailing address of the incorporator is Delaware Incorporators & Registration Service, LLC, Suite 1410, Nemours Building, 1007 Orange Street, Wilmington, Delaware 19801.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, amend and repeal the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide. Meetings of the stockholders shall be held within or outside the State of Delaware, as the by-laws may provide. The books of the Corporation shall be kept (subject to the provisions contained in the General Corporation Law) within or outside the State of Delaware, at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the Corporation.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH: The Directors of the Corporation shall incur no personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a Director; provided, however, that the Directors of the Corporation shall continue to be subject to liability (i) for any breach of their duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for acts or omissions arising under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the Directors derived an improper personal benefit.

ELEVENTH: The powers of the Incorporator shall terminate upon the election of Directors.

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THE UNDERSIGNED, being the Incorporator, for the purpose of forming a corporation under the laws of the State of Delaware, has executed this Certificate of Incorporation on this 20th day of September, 2007.

DELAWARE INCORPORATORS &
REGISTRATION SERVICE, LLC

By:	/s/ C. ANTHONY SHIPPAM
C. Anthony Shippam
CEO and President